Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

31st December 2001

02015105

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 31st December 2001 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

Announcement Details

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Purchase of Own Securities
Released	07:37 31 Dec 2001
RNS Number	3143P

Full Announcement Text

RNS Number:3143P
Jardine Matheson Hldgs Ld
31 December 2001

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	31st December 2001
Total number of shares repurchased:	28,800 shares
Price paid per share:	US$5.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

31st December 2001

www.jardines.com

END
